UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Result of General Meeting - 24 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 24, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 24, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This announcement is not for distribution directly or indirectly in or into any jurisdiction into which the same would be unlawful.

BARCLAYS PLC

24th November 2008

Barclays shareholders approve Capital Raising

Barclays PLC announces that all the resolutions put forward at today's General Meeting were passed.

Barclays PLC General Meeting

A poll was held on each of the resolutions proposed at the General Meeting held on 24th November 2008. The results of the polls are:

Resolutions		For	%	Against	%	Vote Withheld
1.	To approve an increase in the authorised ordinary share capital of the Company	3,976,700,872	87.19	584,125,704	12.81	528,965,914
2.	To approve an authority for the Directors to allot securities	3,905,131,079	85.41	666,924,015	14.59	517,737,396
3.	To approve an authority for the Directors to allot equity securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares	3,962,192,903	86.92	596,080,828	13.08	531,521,712
4.	To grant an authority to the Directors to allot ordinary shares at a discount	3,958,152,186	86.87	598,266,762	13.13	533,379,845

On 24th November 2008 there were 8,370,447,337 ordinary shares in issue and 312 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

Mandatorily Convertible Notes

The Mandatorily Convertible Notes ("MCNs") will be issued on 27th November 2008. Applications will be made for the MCNs to be admitted to the official list of the UKLA and to trading on the London Stock Exchange's regulated market.

£2.8 billion, in aggregate principal amount, of MCNs will be issued by Barclays Bank PLC ("BBPLC") to Qatar Holding LLC ("Qatar Holding"), Challenger Universal Limited and entities representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan, a member of the Royal Family of Abu Dhabi ("HH Sheikh Mansour Bin Zayed Al Nahyan"). £1.25 billion, in aggregate principal amount, of MCNs will be issued by BBPLC to existing institutional shareholders and other institutional investors who participated in the accelerated non-underwritten bookbuild placing implemented on 31st October 2008. Conversion will result in the issue of 2,642,292,334 new ordinary shares of Barclays PLC ("Ordinary Shares"), representing 31.6% of Barclays PLC existing issued ordinary share capital, subject to any adjustment pursuant to the terms and conditions of the MCNs.

Reserve Capital Instruments and Warrants

The Reserve Capital Instruments ("RCIs") will be issued on 27th November 2008. The warrants were issued on 31st October 2008 and now carry an unconditional right to exercise in accordance with their terms at any time from the date of issue of the RCIs until 31st October 2013. Applications will be made for the RCIs and the warrants to be admitted to the official list of the UKLA and to trading on the London Stock Exchange's regulated market.

£2.5 billion of RCIs will be issued by BBPLC to Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan. £500 million of RCIs will be issued by BBPLC to institutional investors who participated in the bookbuild placing implemented on 18th November 2008. Qatar Holding and HH Sheikh Mansour Bin Zayed Al Nahyan have also subscribed for warrants to subscribe at their option for up to 1,516,875,236 Ordinary Shares, representing 18.1% of Barclays PLC existing issued ordinary share capital.

Admission and commencement of dealings for the RCIs, warrants and MCNs is expected to commence from 28th November 2008.

ENQUIRIES:

ANALYSTS AND INVESTORS
Mark Merson             +44 (0)20 7116 5752
John McIvor              +44 (0)20 7116 2929

MEDIA
Howell James            +44 (0)20 7116 6060
Alistair Smith             +44 (0)20 7116 6132

This announcement is not a prospectus. Prospectuses relating to the admission for trading of RCIs, warrants and MCNs are expected to be published tomorrow. When published, copies of these prospectuses will be available from the website of the London Stock Exchange.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the United States absent registration or an applicable exemption from registration requirements. The MCNs and the warrants referred to herein must not at any time be converted or exercised in the United States.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms part of, this announcement.

APPENDIX

Definitions

In this announcement capitalised terms that are not defined elsewhere have the meanings set out below.

"£"	means the lawful currency of the United Kingdom;
"Barclays" or the "Company"	means Barclays PLC;
"Capital Raising"	means the capital raising announced on 31st October 2008 as updated;
"London Stock Exchange"	means London Stock Exchange PLC;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland; and
"UKLA"	means the UK Financial Services Authority in its capacity as the competent authority for listing under Part VI of the UK Financial and Markets Act 2000.